CtW Investment Group

April 21, 2017

Re: Please WITHOLD support for the Re-election of Director Lawrence S. Gibbs.

Dear Universal Health Services Shareholder:

We urge you to WITH HOLD support for the re-election of director Lawrence S. Gibbs at Universal Health Services’ (NYSE:UHS) annual meeting on May 17, 2017. Since early 2013, UHS has been subject to a steadily escalating, coordinated federal investigation led by the Department of Justice’s Criminal Fraud Section. In December 2016 and again this month, UHS has been the subject of investigative reports published by BuzzFeed News that have negatively affected the share price, and have led to the Chairman of the Senate Judiciary Committee to call for more aggressive regulatory action. Our independent analysis of Medicare data suggests that UHS's admissions and billings practices have created significant risk of adverse regulatory enforcement actions, as well as public and private litigation. Despite our repeated efforts to engage with UHS's board of directors and to persuade them to adopt a board structure that would better enable oversight of regulatory compliance and quality of care, UHS has failed to address either its weak governance or its risky billing practices. Consequently, we believe that shareholders can only protect their investment in UHS by opposing the re-election of Director Lawrence S. Gibbs, the only director on which public shareholders have a vote this year, given the uniquely entrenched governance structure at UHS.

The CtW Investment Group works with pension funds sponsored by affiliates of Change to Win – a federation of unions representing over six million members -- to enhance long-term shareholder value through active ownership. These funds invest over $250 billion in the global capital markets and are substantial investors in UHS.

As fully detailed in our March 28 letter (available at ctwinvestmentgroup.com) to UHS Lead independent Director and Audit Committee Chairman John Herrell, UHS starkly diverges from its competitors in a number of its admissions practices. A former UHS psychiatrist has alleged in a pending quit tam lawsuit that UHS manipulates patient diagnosis and treatment decisions in order to increase admissions and maintain a high occupancy level. This psychiatrist specifically identified excessive use of the suicidal ideation or "suicidal thoughts" diagnosis, and the prescription of unnecessarily expensive pharmaceuticals — which many patients would be unable to afford, causing them to become non-compliant with discharge instructions and establishing an acceptable basis for future readmission.

Our analysis of Medicare claims data from 2006 to 2015 shows that in fact UHS facilities have admitted patients under a suicidal ideation diagnosis much more frequently than its competitors. Moreover, the data indicate that following UHS’ acquisition of Psychiatric Services Inc. in 2010, the rates of suicidal ideation admissions from those facilities increased dramatically. Furthermore, our analysis has found that UHS psychiatric facilities report both a much higher rate of past non-compliance among its admitted patients, and a much higher rate of 30-day readmissions, than at competing facilities. Finally, we find that lengths of stay at UHS facilities diverge sharply from industry averages — they have many fewer short or very long stays, but are far above average in stays of 6-12 days, the maximum length of

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stay before Medicare's per diem rate declines sharply. The picture drawn by this analysis seems much too close for comfort to what we would expect to see if health care decisions were being made at UHS psychiatric facilities based on the desire to maintain high occupancy and high margins, rather than ensuring either the best possible care or fulsome compliance with law and regulation.

We have also found troubling differences between the admissions practices of UHS and its competitors at UHS's acute care hospitals. We find that UHS hospitals transfer discharged patients to Inpatient Rehabilitation Facilities ("lRFs) at much higher rates than either the national average or other publicly-traded hospital companies, and that UHS's high rate of such transfers did not align with other indicators of the likelihood of patients requiring a stay at such a facility, such as the rate of transfers to skilled nursing facilities or the expected rate of such transfers based on national average transfer rates by diagnosis group and patient age. Since UHS-owned lRFs are a frequent destination for these discharges — UHS IRF reimbursements rose at a 6.2% compound annualized rate from 2010 to 2015- there is clearly the potential for this unusually high transfer rate to attract regulatory attention and generate increased risk of adverse enforcement actions. This risk may be quite substantial: we estimate that potentially excessive admissions at UHS lRFs - driving by potentially excessive IRF transfers from UHS acute care hospitals — may have contributed $27 million in overpayments by Medicare in FFY 2015, and $134 million from 2010 to 2015.

Our analysis has convinced us that the risk of regulator enforcement actions against UHS is considerable, but our efforts to convince the board to respond to these risks by reforming its outdated and entrenched structure have been unsuccessful. Because UHS maintains a unique combination of a classified board and differential voting power for shares held by insiders, and because it dedicates five of seven board seats to be elected solely by company insiders, shareholders have few mechanism to make their voices heard and to hold directors accountable.

We urge you to join us in using one of these few mechanism by WITHHOLDING support for the re-election of director Lawrence S. Gibbs. If you would like to discuss our concerns with us directly, please call us at (202) 721-6038.

Sincerely,

/s/

Dieter Waizenegger, Executive Director